Exhibit 99.52

Largo Resources Announces Record Quarterly and Full Year 2020
Operational Results and Exceeds 2020 Sales Guidance; Provides 2021
Guidance

All amounts expressed are in U.S. dollars, denominateCd by “$”

Q4 and FY 2020 Production and Sales Highlights:

•                  Record quarterly V2O5 production of 3,340 tonnes (7.4 million lbs(1)) in Q4 2020, an 11% increase over Q4 2019

•                  Record annual V2O5 production of 11,825 tonnes (26.1 million lbs(1)) in 2020, an increase of 12% over 2019; Within 2020 V2O5 production guidance of 11,750 — 12,250 tonnes

•                  Quarterly global V2O5 recovery(4) of 80.6% in Q4 2020, a 4% increase over Q4 2019

•                  Record annual global V2O5 recovery(4) of 81.4% in 2020; a 4% increase over 2019

•                  2020 sales guidance exceeded: Total V2O5 equivalent sales of 10,260 tonnes in 2020, exceeding high-end V2O5 sales guidance by 260 tonnes

•                  Record quarterly sales of 3,751 tonnes of V2O5 equivalent in Q4 2020, a 31% increase over Q4 2019

2021 Guidance

•                  V2O5 equivalent production of 12,000 — 12,500 tonnes; V2O5 equivalent sales of 12,250 — 12,750 tonnes; Cash operating cost excluding royalties(2) of $3.10 — 3.30/lb V2O5 sold; Total cash costs of $3.50 — 3.70/lb V2O5 sold; Sustaining capital expenditures(6) of $8.0 — 10.0 million; Vanadium trioxide (“V2O3”) processing plant expenditures of $7.0 — 9.0 million

•                  Planned shutdown in January 2021: Implementation of kiln feed rate improvements to increase nameplate production capacity to 1,100 tonnes of V2O5 per month; Kiln and cooler refractory replacements; Planned preventative maintenance program

•                  The Company will strongly focus on the advancement of Largo Clean Energy and its VCHARGE± battery technology for the fast-growing renewable energy storage sector

TORONTO—(BUSINESS WIRE)—January 20, 2021—Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is very pleased to announce that it has achieved record quarterly and annual 2020 operational results at the Maracás Menchen Mine and has exceeded its 2020 annual sales guidance by 260 tonnes. Building upon the operational and sales accomplishments in 2020, management is confident in its ability to deliver on its production, sales and cost guidance in 2021. The Company is also heavily focused on the strategic development of Largo Clean Energy in 2021 to provide safe, grid-scale VRFBs to fast-growing renewable energy storage sector.

Paulo Misk, President and Chief Executive Officer of Largo, stated: “Operations at the Maracás Menchen Mine had an exceptionally strong finish to the year resulting in new quarterly and annual production records. I am also delighted to report that the Company has exceeded its 2020 sales guidance by 260 tonnes, with Q4 2020 V2O5 equivalent sales of 3,751 tonnes representing a new quarterly sales record for the Company. 2020 was transformational and demanding year for Largo; one in which the Company implemented its new sales and trading operations, started construction of its V2O3 plant and launched Largo Clean Energy in the midst of a global pandemic. The entire Largo team would like to take this opportunity to extend our sympathies to everyone who has been affected by this virus.” He continued: “I remain confident that the operational and sales processes we instituted in 2020 have set a solid foundation for continued growth in 2021. We are pleased to report that we expect to increase Largo’s annual V2O5 production from 11,825 tonnes in 2020 to between 12,000 — 12,500 tonnes of V2O5 equivalent in 2021. We also expect to increase our V2O5 equivalent sales to 12,250 — 12,750 tonnes in 2021, representing an increase of 22% over 2020. Further, we expect to maintain our low-cost profile in 2021 with cash operating costs excluding royalties(2) and total cash costs(2) expected to be between $3.10 to $3.30 and $3.50 to 3.70 per pound V2O5 sold, respectively. Lastly, we continue to advance the Company’s robust project pipeline with the goal of significantly increasing shareholder value at Largo. We plan to release an updated technical report in late Q1 2021 to upgrade and expand known resources, and incorporate the V2O3 plant and titanium dioxide (“TiO2”) pigment projects.”

He concluded: “In the first weeks of 2021, vanadium prices have increased in all main markets on the back of solid demand, low inventories and renewed optimism in the overall metals and industrial complex. We also believe that growing interest from the battery sector will continue to drive future vanadium demand growth in 2021 and beyond. With the addition of Largo Clean Energy in December 2020, we are working to develop our clean energy storage business in 2021 to provide safe and sustainable vanadium redox flow battery (“VRFB”) systems to the fast-growing renewable energy market. Global energy storage deployment is expected to reach 1,095 GW/2,850 GWh(3) in 2040 and we believe long-duration VRFBs will play a critical role in addressing this significant demand. We remain very excited for the year ahead as the Company continues the necessary work to become a key player in the renewable energy storage industry.”

Contributing to a Lower Carbon Future with the VCHARGE± Battery Technology

In December 2020, the Company launched Largo Clean Energy to provide safe, long-duration VRFBs for the fast-growing global renewable energy storage market. The Company believes that the renewable energy storage market has reached an inflection point and grid-scale VRFBs are expected to be a strategic solution for this growing sector. The VRFB’s strengths lie within its longevity, lack of degradation in performance over time (even after many thousands of cycles), non-flammability, deep discharge capability and key sustainability characteristics such as the ability to re-use the vanadium electrolyte at the end of the battery’s life. These attributes make the VRFB ideally suited for industrial and commercial microgrids, renewables integration, EV charging and grid applications. The Company believes that its acquisition of patented VRFB electrolyte processing technology along with the utilization of industry-leading flow battery stack design and supply of Largo’s reliable, high purity vanadium sets Largo Clean Energy apart from other competing battery technologies. The Company’s team of industry experts will continue the advancement of Largo Clean Energy and its superior VCHARGE± battery technology to begin capitalizing on new renewable energy storage opportunities around the world.

A summary of Q4 and FY 2020 production results from the Maracás Menchen Mine is presented below:

	2020		2019
	Q4	Full Year	Q4	Full Year
Total Ore Mined (tonnes)	338,226	1,087,518	329,792	1,156,016
Ore Grade Mined - Effective Grade (%)(5)	1.18	1.29	1.36	1.34

Effective Grade of Ore Milled (%)5	1.28	1.34	1.57	1.50
Concentrate Produced (tonnes)	108,609	412,661	100,879	382,501
Grade of Concentrate (%)	3.24	3.28	3.28	3.29
Contained V2O5 (tonnes)	3,515	13,540	3,310	12,580

Crushing Recovery (%)	98.1	98.1	96.6	97.0
Milling Recovery (%)	95.4	96.2	96.0	96.9
Kiln Recovery (%)	91.2	91.0	89.7	89.1
Leaching Recovery (%)	98.5	98.6	96.7	96.8
Chemical Plant Recovery (%)	95.8	96.3	96.1	96.8
Global Recovery (%)(4)	80.6	81.4	77.3	78.5

V2O5 produced (tonnes)	3,340	11,825	3,011	10,577
V2O5 produced (equivalent pounds(1))	7,363,431	26,069,631	6,638,111	23,318,266

The Company achieved a new annual production record in 2020 with total V2O5 production of 11,825 tonnes, representing an increase of 12% over 2019. Total V2O5 production of 3,340 tonnes in Q4 2020 represented a new quarterly production record for the Company, being 11% higher than Q4 2019 and 8% higher than the previous record of 3,092 tonnes set in Q3 2020. Operational stability and an increase in the global recovery rate(4) drove our production performance in Q4 and over 2020 as a whole.

The Company achieved a new annual average global V2O5 recovery(4) record of 81.4% in 2020 which represents a 4% increase over the 78.5% averaged in 2019. In Q4 2020, global recoveries(4) averaged 80.6% which compares favourably to 77.3% averaged in Q4 2019. The increase in global recoveries(4) over 2020 is primarily due to the completion of continuous improvement projects in the plant focused on improving recoveries. This was highlighted by consecutive quarter-over-quarter global recovery rate(4) increases in 2020, with a new quarterly average global recovery record(4) of 84.2% being achieved in Q3 2020 (80.8% in Q2 2020 and 79.9% in Q1 2020).

The Company mined 1,087,518 tonnes of ore with an effective V2O5 grade(5) of 1.29% in 2020 compared to 1,156,016 tonnes with an effective V2O5 grade(5) of 1.34% in 2019. In Q4 2020, 338,226 tonnes of ore with an effective V2O5 grade(5) of 1.18% were mined compared to 329,792 tonnes with an effective V2O5 grade(5) of 1.36% in Q4 2019. The Company also produced 412,661 tonnes of concentrate ore with an average V2O5 grade of 3.28% in 2020 compared to 382,501 tonnes produced in 2019 with a grade of 3.29%. In Q4 2020, 108,609 tonnes of concentrate ore was produced with an average V2O5 grade of 3.24% compared to 100,879 tonnes produced in Q4 2019 with a grade of 3.28%. The decrease in total ore mined in 2020 when compared to 2019 is largely due to operational adjustments to limit the mine site contractor workforce during the COVID-19 pandemic as well as the usage of weathered ore stockpiles in first half of 2020. The operational performance in 2020 remained in-line with the Company’s plans despite the COVID-19 restrictions put in place.

2021 Production, Cost and CAPEX Guidance

2021 Guidance
V2O5 equivalent production guidance (tonnes)	12,000 – 12,500
V2O5 equivalent sales (tonnes)	12,250 – 12,750
Cash operating cost guidance excluding royalties ($/lb sold)(2)	$3.10 – 3.30
Total cash costs ($/lb sold)(2)	$3.50 – 3.70
Sustaining capital expenditures(6)	$8.0 – 10.0 million
V2O3 processing plant expenditures	$7.0 – 9.0 million

The Company began a planned shutdown on January 11, 2021 to replace the kiln and cooler refractories which will result in approximately 19 days of down time. As a result of this shutdown, the Company anticipates lower production during the month of January and slightly higher cash operating costs(2) in Q1 2021. The Company will utilize this downtime to perform feed rate improvements on the kiln which is expected to increase the nameplate production capacity to 1,100 tonnes of V2O5 per month from 1,000. Following the planned ramp period, the Company expects to reach the full operational run rate of 1,100 tonnes of V2O5 per month by Q2 2021. The Company will also conduct a preventative maintenance program downstream of the kiln and cooler during this time.

The Company expects to complete the construction and subsequent ramp up and commissioning of its V2O3 plant in Q3 2021. Total capital expenditures are expected to be in the range of approximately $10.0 to 11.0 million, with the remaining $7.0 - 9.0 being incurred in H1 2021. One of the main applications of V2O3 is vanadium electrolyte, which is required in the manufacturing of VRFB systems. The Company expects its V2O3 nameplate production capacity will be 14 tonnes per day (or 420 tonnes per month), an increase of 100% from the 7 tonnes per day as originally planned.

The Company is continuing to monitor the evolving impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. The Company’s 2021 guidance is presented on a “business as usual” basis.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURETM and VPURE+TM products, which are sourced from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery technology. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURETM, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s 2021 production guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company’s anticipated 2021 production guidance has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Non-GAAP Measures

The Company uses certain non-GAAP financial performance measures in its press release and MD&A, which are described in the following section.

Cash Operating Costs

The Company’s press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency. Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties, general and administrative costs (all for the mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the mine properties segment are also excluded, including product acquisition costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. Prior to 2020, these costs were divided by the pounds of production from the Maracás Menchen Mine, rather than pounds sold. These measures, along with revenues, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

Total Cash Costs

The Company’s press release refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency. Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company’s total professional, consulting and management fees and other general and administrative expenses. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs. This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses, rather than just those from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that were produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all-in unit costs. This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

(1) Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2) The cash operating costs per pound produced and cash operating costs excluding royalties per pound produced reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(3) BloombergNEF

(4) Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(5) Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(6) Includes capitalized waste stripping costs.

Contacts

Investor Relations:

Alex Guthrie

Senior Manager, External Relations

aguthrie@largoresources.com

Tel: +1 416-861-9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364